Exhibit 99.1

BELLUS Health Inc. 275 Armand-Frappier Blvd. Laval, Quebec, Canada H7V 4A7

BELLUS Health Reports First Quarter 2020 Financial Results and Business Highlights, and Provides Updates on BLU-5937

LAVAL, Quebec, May 14, 2020 - BELLUS Health Inc. (Nasdaq: BLU; TSX: BLU) (“BELLUS Health” or the “Company”), a clinical-stage biopharmaceutical company developing novel therapeutics for the treatment of chronic cough and other hypersensitization-related disorders, today reported its financial and operating results for the first quarter ended March 31, 2020.
“During the first few months of 2020, we remained focused on advancing the clinical development of BLU-5937, a treatment option we believe can be effective for the millions of individuals suffering from chronic cough and other hypersensitization-related disorders,” said Roberto Bellini, President and Chief Executive Officer of BELLUS Health. “Last month, we reached a major milestone, completing patient dosing in our Phase 2 RELIEF trial for the treatment of refractory chronic cough. We are committed to addressing the high unmet medical need in chronic cough and are excited to report topline data in June or July of this year.”
Added Mr. Bellini, “We are continuously monitoring the COVID-19 pandemic and are dedicated to limiting its impact on our business and clinical operations. Given the need to protect the health and safety of our employees, patients and investigators as well as help ease the burden on the healthcare system, we have decided to delay the initiation of our Phase 2 trial of BLU-5937 in chronic pruritus. The trial is now expected to be initiated in the second half of 2020.”
PROGRAM AND CORPORATE HIGHLIGHTS
Completed patient dosing in the Phase 2 RELIEF clinical trial of BLU-5937 for the treatment of refractory chronic cough; topline results anticipated in June or July of 2020.
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In April 2020, the Company completed patient dosing in the Phase 2 RELIEF trial of BLU-5937 for the treatment of refractory chronic cough. Due to the impact of the COVID-19 pandemic on the RELIEF trial activities, BELLUS Health closed the trial early, with 52 of 68 enrolled patients completing treatment. To date, this is the largest crossover study conducted in refractory chronic cough. Topline data from the RELIEF trial is on track to be reported in June or July of this year (2020).

Acquired the complete ownership of the intellectual property rights to BLU-5937 and related P2X3 antagonists.
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In March 2020, the Company acquired all of the remaining BLU-5937 and related P2X3 antagonists intellectual property assets from adMare BioInnovations’ NEOMED Institute by issuing 4,770,000 common shares from treasury. BELLUS Health now owns 100% of the intellectual property rights to BLU-5937 and related P2X3 antagonists, with no future payments due.

Obtained clearance of U.S. IND for the Phase 2 clinical trial of BLU-5937 for the treatment of chronic pruritus associated with atopic dermatitis; trial expected to commence in second half of 2020.
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On February 20, 2020, the U.S. Food and Drug Administration ("FDA") accepted the Company's Investigational New Drug ("IND") application for BLU-5937 for the treatment of chronic pruritus associated with atopic dermatitis (“AD”), also known as eczema. In response to the COVID-19 pandemic, the Phase 2 trial is now expected to be initiated in the second half of 2020, with topline data expected to be reported in the second half of 2021.

BELLUS Health Inc. 275 Armand-Frappier Blvd. Laval, Quebec, Canada H7V 4A7

Hosting a Key Opinion Leader (“KOL”) meeting to discuss the state of chronic cough treatment.
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On May 27, 2020, the Company is planning to host a KOL event, which will be led by Dr. Jacky Smith, Professor at the University of Manchester, United Kingdom, to discuss chronic cough and BLU-5937. The event will be hosted virtually, and a replay of the event will be available on the Events & Presentations page of the Company’s website.

FINANCIAL RESULTS
Cash Position: As of March 31, 2020, the Company had available cash, cash equivalents and short-term investments totaling US$78,060,000, compared to US$89,980,000 at December 31, 2019.
Net Loss: For the first quarter ended March 31, 2020, net loss amounted to US$10,132,000 (US$0.18 per share), compared to US$3,606,000 (US$0.08 per share) for the same period in 2019.
Research and Development Expenses: Research and development expenses, net of research tax credits, amounted to US$6,510,000 for the first quarter ended March 31, 2020, compared to US$2,430,000 for the same period in 2019. The increase is primarily attributable to higher expenses incurred in relation to the development of BLU-5937, mainly for activities in relation to the Phase 2 RELIEF trial in refractory chronic cough for which topline results are expected in June or July of this year (2020).
General and Administrative Expenses: General and administrative expenses amounted to US$2,762,000 for the first quarter ended March 31, 2020, compared to US$1,056,000 for the same period in 2019. The increase is mainly due to increased general and administrative costs incurred since the Company’s Nasdaq listing in September 2019 and higher stock-based compensation expense in relation to its deferred share unit plan.
Net Finance Costs: Net finance costs amounted to US$864,000 for the first quarter ended March 31, 2020, compared to US$127,000 for the same period in 2019. The increase is primarily attributable to a foreign exchange loss that arose from the translation of the Company’s net monetary assets denominated in Canadian dollars.
The Company’s full unaudited condensed consolidated interim financial statements and accompanying management’s discussion and analysis for the three-month period ended March 31, 2020 will be available shortly on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.
BELLUS Health Announces Election of Directors at Annual and Special Meeting
At the Annual and Special Meeting of Shareholders held by webcast today, the following director nominees listed in the Management Information Circular dated March 18, 2020 were elected as Directors of the Company.

BELLUS Health Inc. 275 Armand-Frappier Blvd. Laval, Quebec, Canada H7V 4A7

The details of the election are as follows:
Director Nominee	Outcome	Votes For	% For	Votes Withheld	% Withheld
Dr. Francesco Bellini, O.C.	Elected	45,062,709	98.63%	625,693	1.37%
Roberto Bellini	Elected	45,223,062	98.98%	465,340	1.02%
Dr. Youssef L. Bennani	Elected	45,062,708	98.63%	625,694	1.37%
Franklin M. Berger	Elected	43,141,786	94.43%	2,546,616	5.57%
Dr. Clarissa Desjardins	Elected	45,077,308	98.66%	611,094	1.34%
Pierre Larochelle	Elected	45,062,688	98.63%	625,714	1.37%
Joseph Rus	Elected	45,062,356	98.63%	626,046	1.37%
Former Director Chau Q. Khuong informed the Company that he did not wish to stand for re-election.
The results of the final votes regarding all matters subject to a vote during the Annual and Special Meeting that took place today will be made available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.
About BLU-5937
BLU-5937, a highly selective P2X3 antagonist - ( >1500 fold) for human P2X3 receptors, which are implicated in chronic cough, versus P2X2/3 receptors, which play a major role in taste - has the potential to be an important treatment option for chronic cough, chronic pruritus and other hypersensitization-related disorders.
The P2X3 receptor in the cough reflex pathway is a rational target for treating chronic cough, and it has been validated in multiple clinical trials with different P2X3 antagonists. With a low-selectivity P2X3 antagonist therapy for chronic cough, an adverse effect on taste perception is a well-known and widely-documented tolerability issue. The Company believes that its highly selective P2X3 antagonist can also reduce coughing in patients with chronic cough, while maintaining taste function, by not inhibiting P2X2/3 receptors. This hypothesis has been validated in a recent clinical trial with a selective antagonist of P2X3; however, the Company believes BLU-5937 is the most selective of the P2X3 antagonists currently being studied.
In addition to chronic cough and chronic pruritus, BLU-5937 may also have broad applicability across other afferent hypersensitization-related disorders, potentially enabling the Company to build a pipeline of therapies using its P2X3 platform. BELLUS Health is exploring how P2X3 activation can contribute to irritation and pain, and whether inhibition of P2X3 receptors can help treat these afferent hypersensitization-related disorders.
About BELLUS Health (www.bellushealth.com)
BELLUS Health is a clinical-stage biopharmaceutical company developing novel therapeutics for the treatment of chronic cough and other hypersensitization-related disorders. The Company's product candidate, BLU-5937, is being developed for the treatment of chronic cough and chronic pruritus.

BELLUS Health Inc. 275 Armand-Frappier Blvd. Laval, Quebec, Canada H7V 4A7

Chronic cough, the lead indication for BLU-5937, is a cough lasting more than eight weeks and is associated with significant adverse physical, social and psychosocial effects on health and quality of life. It is estimated that approximately 26 million adults in the United States suffer from chronic cough with more than 2.6 million having refractory chronic cough lasting for more than a year. There is no specific therapy approved for refractory chronic cough and treatment options are limited.
Chronic pruritus, commonly known as chronic itch, is an irritating sensation that leads to scratching, and persists for longer than six weeks, which can be debilitating and has a significant impact on quality-of-life. It is a hallmark of many conditions, including AD. It is estimated that chronic pruritus associated with AD affects more than 16.9 million adults in the United States.
Forward-Looking Statements
Certain statements contained in this news release, other than statements of fact that are independently verifiable at the date hereof, may constitute "forward-looking statements" within the meaning of Canadian securities legislation and regulations, the U.S. Private Securities Litigation Reform Act of 1995, as amended, and other applicable securities laws. Such statements, based as they are on the current expectations of management, inherently involve numerous important risks, uncertainties and assumptions, known and unknown, many of which are beyond BELLUS Health's control. Such statements include, but are not limited to, the potential of BLU-5937 to successfully treat chronic cough, chronic pruritus and other hypersensitization-related disorders, BELLUS Health’s expectations related to its preclinical studies and clinical trials, including the timing of initiation and completion of and results from the BLU-5937 Phase 2 RELIEF trial and its chronic pruritus program, the potential  tolerability profile and other characteristics  of  BLU-5937  as  compared  to  other  competitor  candidates  and  the potential applicability of BLU-5937 and BELLUS Health’s P2X3 platform to treat other disorders. Risk factors that may affect BELLUS Health’s future results include but are not limited to: the ability to expand and develop its project pipeline, the ability to obtain adequate financing, the ability of the Company to maintain its rights to intellectual property and obtain adequate protection of future products through such intellectual property, the impact of general economic conditions, general conditions in the pharmaceutical industry, the impact of the COVID-19 pandemic on the Company’s operations, plans and prospects, including to the initiation and completion of clinical trials in a timely manner or at all, changes in the regulatory environment in the jurisdictions in which BELLUS Health does business, stock market volatility, fluctuations in costs, changes to the competitive environment due to consolidation, achievement of forecasted burn rate, potential payments/outcomes in relation to indemnity agreements and contingent value rights, achievement of forecasted preclinical study and clinical trial milestones, reliance on third parties to conduct preclinical studies and clinical trials for BLU-5937 and that actual results may vary once the final and quality-controlled verification of data and analyses has been completed. In addition, the length of BELLUS Health's product candidate's development process and its market size and commercial value are dependent upon a number of factors. Moreover, its growth and future prospects are mainly dependent on the successful development, patient tolerability, regulatory approval, commercialization and market acceptance of its product candidate BLU-5937 and other products. Consequently, actual future results and events may differ materially from the anticipated results and events expressed in the forward-looking statements. BELLUS Health believes that expectations represented by forward-looking statements are reasonable, yet there can be no assurance that such expectations will prove to be correct. The reader should not place undue reliance, if any, on any forward-looking statements included in this news release. These forward-looking statements speak only as of the date made, and BELLUS Health is under no obligation and disavows any intention to update publicly or revise such statements as a result of any new information, future event, circumstances or otherwise, unless required by applicable legislation or regulation. Please see BELLUS Health's public filings with the Canadian securities regulatory authorities, including, but not limited to, its Annual Information Form, and the United States Securities and Exchange Commission, including, but not limited to, its Annual Report on Form 40-F,  for further risk factors that might affect BELLUS Health and its business.

BELLUS Health Inc. 275 Armand-Frappier Blvd. Laval, Quebec, Canada H7V 4A7

SUMMARY OF FINANCIAL RESULTS
	Three months ended March 31, 2020		Three months ended March 31, 2019
	(in thousands of dollars, except per share data)
Revenues	US$	4	US$	7
Research and development expenses, net		(6,510)		(2,430)
General and administrative expenses		(2,762)		(1,056)
Net finance costs		(864)		(127)
Net loss for the period	US$	(10,132)	US$	(3,606)
Basic and diluted loss per share	US$	(0.18)	US$	(0.08)
FOR MORE INFORMATION, PLEASE CONTACT:
Danny Matthews
Director, Investor Relations and Communications
917-828-0414
danny@bellushealth.com

Source: BELLUS Health Inc.